

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2022

Sumitaka Yamamoto
Chief Executive Officer
HeartCore Enterprises, Inc.
1-2-33, Higashigotanda, Shinagawa-ku
Tokyo, Japan

> **Re: HeartCore Enterprises, Inc.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed January 25, 2022**
> **File No. 333-261984**

Dear Mr. Yamamoto:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 20, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Impact of the COVID-19 Pandemic, page 19

1. We note your revised disclosures in response to prior comment 2 indicating that the reduction in the net retention rate for your digital transformation business unit (RPA business) was due to a number of small and medium-sized customers cancelling their contracts due to the COVID-19 pandemic. Consistent with comment 4 in the letter dated December 9, 2021 regarding disclosure of the specific impact of the COVID-19 pandemic, please revise to also address your loss of customers. Also, as previously requested, please make conforming revisions to the discussion of the impact of the COVID-19 pandemic throughout your filing in the Risk Factors, Management's Discussion and Analysis, and Description of Business sections.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations
Our Ability to Manage and Retain Customer Renewals, page 64

2.   We note the additional disclosure in response to prior comment 2, including that the net retention rate for paying customers of your customer experience management business unit (CMS business) was 95%, 95% and 92% as of September 30, 2021, December 31, 2020 and 2019, respectively. Please clarify the other disclosure that you had a net retention rate of 98% among the existing customers of your CMS business. In this regard, disclose if this rate also takes into account your non-paying customers.

Consolidated Balance Sheets, page F-23

3.   We note that you revised the unaudited consolidated financial statements as of September 30, 2021 in response to prior comment 5. Please revise to label the financial statements as restated and provide disclosure describing the nature and effect of the error. Refer to ASC 250-10-50-7.

         You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Technology

cc: Laura Anthony